                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                              WESTECH CAPITAL CORP.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   957531 20 5
                                 (CUSIP Number)

                                 JOHN J. GORMAN
                                TAMARA I. GORMAN
                                2700 VIA FORTUNA
                                    SUITE 400
                               AUSTIN, TEXAS 78746
                                 (512) 306-8222
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 24, 2001
           (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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957531 20 5                                                         Page 2 of 8


--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I. R. S. Identification Nos. of Above Persons (entities only)

         John J. Gorman
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions):                              OO

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number of Shares        7.       Sole Voting Power                   586,457(1)
Beneficially
Owned by Each           8.       Shared Voting Power                 161,362(2)
Reporting Person
With:                   9.       Sole Dispositive Power              586,457(1)

                        10.      Shared Dispositive Power            161,362(2)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                             747,819(3)

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)           42.5%(4)

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                    IN

-------------------------------------------------------------------------------

(1) Mr. Gorman has sole voting and dispositive power with respect to 559,790 shares held directly by him and 26,667 shares issuable pursuant to an option granted under Westech Capital Corp.'s stock option plan which is exercisable as of November 10, 2000.

(2) Mr. Gorman shares voting and dispositive power with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamara
     I. Gorman, is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee.

(3) Mr. Gorman beneficially owns (i) 559,790 shares held directly by him, (ii) 26,667 shares issuable pursuant to an option granted under Westech Capital Corp.'s stock option plan to Mr. Gorman which is exercisable as of November 10, 2000, (iii) 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee and (iv) 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

(4) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,021 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 plus a total of 245,887 shares issued on August 24, 2001 pursuant to a private exchange offer effected by Westech Capital Corp.


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957531 20 5                                                         Page 3 of 8



--------------------------------------------------------------------------------
1.       Name of Reporting Person
         I. R. S. Identification Nos. of Above Persons (entities only)

         Tamara I. Gorman
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)                                                (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions):                              OO

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization:  United States

--------------------------------------------------------------------------------
Number of Shares        7.       Sole Voting Power                       0
Beneficially
Owned by Each           8.       Shared Voting Power                 161,362(1)
Reporting Person
With:                   9.       Sole Dispositive Power                  0

                        10.      Shared Dispositive Power            161,362(1)
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person                                                      747,819(2)

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                               [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)           42.5%(4)

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                     IN

--------------------------------------------------------------------------------

(1) Mrs. Gorman shares voting and dispositive power with her husband, John J. Gorman, with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

(2) Mrs. Gorman beneficially owns (i) 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee and (ii) 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee. Mrs. Gorman may also be deemed to beneficially own (i) 559,990 shares held directly by her husband, John J. Gorman and (ii) 26,667 shares issuable pursuant to an option granted under Westech Capital Corp.'s stock option plan to Mr. Gorman which is exercisable as of November 10, 2000.

(3) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,021 shares outstanding, based on the amount reported in Westech Capital Corp.'s most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 plus a total of 245,887 shares issued on August 24, 2001 pursuant to a private exchange offer effected by Westech Capital Corp.


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957531 20 5                                                         Page 4 of 8



INTRODUCTION

         The Schedule 13D filed with the Securities and Exchange Commission on July 2, 2001 on behalf of John J. Gorman in connection with the common stock, par value $0.001 per share (the "COMMON STOCK") of Westech Capital Corp., a Delaware corporation ("WESTECH") is hereby amended and restated to reflect the acquisition of 80,681 shares of Common Stock by the Ryleigh Gorman Trust (the RYLEIGH TRUST") and 80,681 shares of Common Stock by the John Joseph Gorman V Trust (the "GORMAN TRUST"). John J. Gorman and Tamara I. Gorman, as trustee of the Ryleigh Trust and the Gorman Trust (collectively, the "TRUSTS"), are making a joint filing with respect to such shares.

ITEM 1.           SECURITY AND ISSUER

         The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share, of Westech. The principal executive offices of Westech are located at 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

ITEM 2.           IDENTITY AND BACKGROUND

John T. Gorman

         (a)      John J. Gorman
         (b)      2700 Via Fortuna, Suite 400, Austin, Texas 78746
         (c) Mr. Gorman is Chairman of the Board and Chief Executive Officer of Westech
         (d) During the last five years, Mr. Gorman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five years, Mr. Gorman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Gorman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      United States

Tamara I. Gorman

         (a)      Tamara I. Gorman
         (b) Mrs. Gorman's primary place of business is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.
         (c)      Mrs. Gorman manages private investments.
         (d) During the last five years, Mrs. Gorman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
         (e) During the last five years, Mrs. Gorman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mrs. Gorman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
         (f)      United States

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Gorman was issued 578,193 shares of Common Stock (giving effect to the 10 for 1 reverse stock split effective June 29, 2001) in connection with a reverse merger (the "REVERSE MERGER") transaction effective August 27, 1999, whereby Westech Merger Sub, Inc., a wholly owned subsidiary of


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957531 20 5                                                          Page 5 of 8


the Issuer ("MERGER SUB"), was merged with and into Tejas Securities Group Holding Company, the parent company of Tejas Securities Group, Inc. ("Tejas").

         At the time of the Reverse Merger, Mr. Gorman was the Chairman of the Board and Chief Executive Officer of Tejas Holding and Tejas.

         Pursuant to the terms of the Westech Capital Corp. Shareholders Agreement, dated November 23, 1999, Mr. Gorman utilized his personal funds to purchase 24,825 shares of Common Stock from Michael Hidalgo for $49,650.

         26,667 shares of Common Stock are issuable to Mr. Gorman pursuant to an option granted under the Westech Capital Corp. Stock Option Plan which is exercisable as of November 10, 2000.

         Effective August 24, 2001, each of the Trusts received 80,681 shares of Common Stock in exchange for shares of Tejas common stock in connection with a private exchange offer made by Westech whereby .24825 shares of Common Stock were issued for every one share of Tejas common stock.

ITEM 4.           PURPOSE OF TRANSACTION

         Mr. Gorman and the Trusts acquired the Common Stock for investment purposes. Mr. Gorman, the Trusts and Mrs. Gorman may, at any time and from time to time, purchase additional shares of Common Stock and may dispose of any and all shares of Common Stock held by them. Notwithstanding the foregoing, none of Mr. Gorman, the Trusts nor Mrs. Gorman have any current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

John J. Gorman

         (a)      Amount beneficially owned:                                         747,819(1)

                  Percentage of class:                                                  42.5%(2)

         (b)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:                 586,457(3)

                  (ii)     shared power to vote or to direct the vote:               161,362(4)

                  (iii)    sole power to dispose or direct the disposition of:       586,457(3)

                  (iv)     shared power to dispose or direct the disposition of:     161,362(4)

--------------------------------------------------------------------------------

(1) Mr. Gorman beneficially owns (i) 559,790 shares held directly by him, (ii) 26,667 shares issuable pursuant to an option granted under Westech's stock option plan to Mr. Gorman which is exercisable as of November 10, 2000,
     (iii) 80,681 shares of common stock held by the Ryleigh Trust of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee and (iv) 80,681 shares of common stock held by the Gorman Trust of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee.

(2) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,512,021 shares outstanding, based on the amount reported in Westech's most recent Quarterly Report on Form

957531 20 5                                                          Page 6 of 8


     10-Q for the quarterly period ended June 30, 2001 plus a total of 245,887 shares issued on August 24, 2001 pursuant to a private exchange offer effected by Westech.

(3) Mr. Gorman has sole voting and dispositive power with respect to 559,790 shares held directly by him and 26,667 shares issuable pursuant to an option granted under the Westech's stock option plan which is exercisable as of November 10, 2000.

(4) Mr. Gorman shares voting and dispositive power with respect to 80,681 shares of common stock held by the Ryleigh Trust of which Mr. Gorman's spouse, Tamara I. Gorman, is the sole trustee and 80,681 shares of common stock held by the Gorman Trust of which Mrs. Gorman is the sole trustee.

Tamara I. Gorman

         (a)      Amount beneficially owned:                                                 747,819(1)

                  Percentage of class:                                                          42.5%(2)

         (b)      Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote:                               0

                  (ii)     shared power to vote or to direct the vote:                       161,362(3)

                  (iii)    sole power to dispose or direct the disposition of:                     0

                  (iv)     shared power to dispose or direct the disposition of:             161,362(3)

--------------------------------------------------------------------------------

(1) Mr. Gorman beneficially owns (i) 80,681 shares of common stock held by the Ryleigh Trust of which Mrs. Gorman is the sole trustee and (ii) 80,681 shares of common stock held by the Gorman Trust of which Mrs. Gorman is the sole trustee. Mrs. Gorman may also be deemed to beneficially own (i) 559,990 shares held directly by her husband, John J. Gorman and (ii) 26,667 shares issuable pursuant to an option granted under Westech's stock option plan to Mr. Gorman which is exercisable as of November 10, 2000.

(2) Includes the option shares described above for purposes of calculating percent ownership and assumes a total of 1,266,134 shares outstanding, based on the amount reported in Westech's most recent Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001.

(3) Mrs. Gorman shares voting and dispositive power with her husband, John J. Gorman, with respect to 80,681 shares of common stock held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee and 80,681 shares of common stock held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understanding or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Common Stock owned by Mr. Gorman, the Trusts or Mrs. Gorman.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 7.1 - Schedule 13D/A Joint Filing Agreement


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: September 19, 2001               /s/ John J. Gorman
                                       ----------------------------------------
                                       John J. Gorman

                                       /s/ Tamara I. Gorman
                                       ----------------------------------------
                                       Tamara I. Gorman


                                       7
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                                INDEX TO EXHIBIT


EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
  7.1               Schedule 13D/A Joint Filing Agreement